The Board of Directors
Micrion Corporation and subsidiaries


We consent to the inclusion of our report dated August 2, 1999, except for notes 11 and 15, which are as of August 13, 1999, with respect to the consolidated balance sheets of Micrion Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999, which report appears in the Form 8-K/A of FEI Company dated October 29, 1999.


KPMG LLP


Boston, Massachusetts
October 29, 1999